Landmark BENEFIT trial results of Betaferon(r) in early MS published in Neurology

Early treatment with Betaferon reduces the risk of developing clinically definite MS by 50 percent

Berlin, August 17, 2006 - Schering AG, Germany (FSE: SCH, NYSE: SHR) announced today that results from the BENEFIT clinical trial (BENEFIT:
Betaferon in Newly Emerging Multiple Sclerosis for Initial Treatment) were published in an expedited manner in this week's online issue of Neurology. The results show that Betaferon 250 mcg reduces the risk of developing clinically definite multiple sclerosis (MS) by 50 percent compared with placebo.(1) Furthermore, patients in the Betaferon group were two times better protected(2) against developing MS, as defined by the McDonald diagnostic criteria.(3)

Left untreated in the placebo group, about half of the people who experienced a first clinical attack suggestive of MS developed MS as defined by the McDonald criteria within the next six months. Eventually, 85 percent of people in the placebo arm who experienced a first clinical event went on to be diagnosed with MS within two years according to the same criteria, underscoring the importance of early treatment.

"It is important for patients to be diagnosed and offered effective treatment options early. It is known that irreversible neurological damage can occur before a definite diagnosis of multiple sclerosis is established," said Dr. Ludwig Kappos, Professor of Neurology and Clinical Neuroimmunology at the University of Basel, Switzerland, and lead investigator of the BENEFIT study. "The results of the BENEFIT study show that Betaferon treatment at early stages of the disease can significantly delay progression to MS."

Based on the findings of the BENEFIT study, Schering was granted marketing authorization in Europe and Canada for the extension of its indication to include the treatment of patients with a first clinical event suggestive of MS. A supplemental biologics license application (sBLA) requesting an expanded label for Betaferon (marketed as Betaseron(r) in the U.S.) was filed with the U.S. Food and Drug Administration by Berlex, Inc., a U.S.
affiliate of Schering AG, in February 2006 and is currently under review. Betaferon was also very well accepted in the BENEFIT study, with 93 percent of patients completing the two-year study period. More than 95 percent of all patients completing the study have elected to continue with Betaferon as part of an open-label five-year follow-up study. The implementation of a dose titration scheme at the initiation of therapy, the use of auto-injectors and co-medication with an analgesic may have contributed to high patient acceptance.

"The BENEFIT data show that Betaferon, the high dose, highest frequency interferon beta available, can be effectively used in the earliest stages of the disease. With this data, physicians now have strong evidence to support the decision to begin treatment early with a strong and tolerable therapy," said Dr. Darlene Jody, Head of Specialized Therapeutics at the Schering Group.

References

(1) 50 percent risk reduction based on adjustment for a standard set of baseline covariates
(2) At the end of the study period of two years
(3) McDonald et al. Recommended Diagnostic Criteria for MS. Ann Neurol 2001; 50:121-127

Additional information

About BENEFIT
The multi-center, double-blind, randomized, Phase III BENEFIT study was conducted in 98 centers in 20 countries and included a total of 487 patients presenting with a single clinical episode suggestive of MS. Patients with a first clinical demyelinating event suggestive of MS and typical MRI findings received either eight million units of interferon beta-1b (Betaferon) every other day or placebo as a subcutaneous injection. Treatment continued for up to 24 months unless patients experienced a second attack and were diagnosed with clinically definite MS. The two co-primary efficacy outcomes were time to CDMS, based on a second clinical demyelinating event or an Expanded Disability Status Scale (EDSS) progression >=1.5 points, and time to MS according to the McDonald criteria. All study participants completing the double blind study were then invited to participate in a separate open-label follow-up study with Betaferon, which will prospectively assess the impact of such early treatment with Betaferon on the long-term course of the disease for a total observation time of five years, including the impact of early treatment on the formation of new brain lesions, as measured by magnetic resonance imaging (MRI).

BENEFIT patients included those who had a first clinical demyelinating event either monofocal (i.e. clinical evidence of a single lesion) or multifocal (i.e. clinical evidence of more than one lesion). Inclusion of both patient groups is important because this is representative for the patient population with a single event.

About Betaferon
Betaferon/Betaseron was the first disease-modifying drug introduced for MS and is a well-established treatment around the world. Betaferon has the broadest experience of any MS medication. In the U.S., Europe and Japan, Betaferon has been approved for all relapsing forms of MS. It is able to reduce the number of MS episodes by one third, and the frequency of moderate to severe episodes by as much as 50 percent. Sixteen years' follow up of people treated with Betaferon has shown that it is safe and well tolerated.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products, Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:

Pharma Communication: Dr. Claudia Schmitt, T: +49-30-468 158 05, claudia.schmitt@schering.de
Media Relations: Oliver Renner, T: +49-30-468 124 31, oliver.renner@schering.de


Find additional information at: www.schering.de/eng